Exhibit B
                       GENEVE CORPORATION
       Ninety-Six Cummings Point Road Stamford, CT 06902







                                        November 14, 1999


American Educational Products, Inc.
6550 Gunpark Drive
Suite 200
Boulder Co 80301-3337
Attn: Dr. Robert A. Scott, Chairman

Gentlemen:

      This letter sets forth the intent of Geneve Corporation to offer to purchase all of the assets and substantially all of the liabilities of American Educational Products, Inc. and its subsidiaries (collectively, "Seller"), subject to the following:

1. Geneve Corporation or one of its subsidiaries ("Buyer") shall, on the closing date, acquire all of Seller's assets, including, without limitation, the following: inventory, equipment, sales orders and contracts, intangible assets (including the names "Hubbard Scientific," "National Teaching Aids," "Scott Resources", "Summit Learning", and "To Sew"), records and documents (including mailing lists and catalogs) and accounts receivable. Buyer shall assume all of Seller's liabilities, except Buyer shall not assume any indebtedness of Seller.

2. Based on the latest financial information available to Buyer, Buyer shall pay, at closing, $17,000,000 cash; provided, this amount may be adjusted based on Buyer's due diligence review and Seller's audited financial statements. We assume that the purchase price would be allocated to the Company's outstanding indebtedness, common stock, warrants and stock options. The closing shall take place as soon as practicable after satisfaction of all of the conditions set forth in paragraph 4. We are amenable, if beneficial to both parties, to restructuring the transaction as a cash merger or similar stock transaction; the purchase price would, of course, be adjusted accordingly.

3. For a period of five years from and after the closing date, Seller shall not, directly or indirectly, engage in the United States, Canada or Mexico in any business which is competitive with Seller's business or own in excess of 5% of the equity of any company which engages in a business substantially similar to that of Seller, or solicit or do any business with any existing customers of Seller. For a period of two years from and after the closing date, Seller shall cause certain of its existing senior management (as identified by Buyer) not to, directly or indirectly, engage in the United States, Canada or Mexico in any business which is competitive with Seller's business or own in excess of 5% of the equity of any company which engages in a business substantially similar to that of Seller, or solicit or do any business with any existing customers of Seller.

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4.   The transaction referred to in this letter is subject to and expressly conditioned upon: (1) satisfactory completion by Buyer of its due diligence review of Seller's business, assets and liabilities, (2) approval of the Board of Directors of Buyer, and
(3) execution and delivery of a definitive purchase agreement and such other documentation as may be appropriate or desirable. In addition to the terms and conditions set forth herein, the definitive purchase agreement shall contain such other terms and
conditions   as   may   be  mutually  agreed   upon,   and   such
representations, warranties, covenants and indemnities of Buyer and Seller as are customarily provided therein. This letter shall expire if not executed by Seller on or before 12:00 noon (EST) on November 24, 1999.

5. We understand that your board over the course of the past several months has been engaged in a process of evaluation of the assets of Seller, and is in a position to make an informed judgment with respect to considering whether to negotiate with a third party. Accordingly, in order to induce Buyer to undertake the extensive due diligence and expense that will be required, Buyer must insist that from the date of execution of this letter by Seller until the closing date, Seller shall not, and shall not authorize or permit any officer, director or employee of Seller, or any attorney, accountant, investment banker or other representative of Seller to, directly or indirectly, encourage, solicit, initiate or entertain inquiries or proposals from, or provide confidential information to, or participate in any discussions or negotiations with, any person or entity (other than Buyer and its affiliates and their respective directors, officers, employees and representatives) concerning any proposed
(i) merger, consolidation, business combination or other similar transaction with Seller, (ii) sale, transfer or other disposition of all or a substantial portion of the assets of Seller or (iii) transaction in which any person would acquire beneficial ownership of, or the right to acquire beneficial ownership of, any voting capital stock of Seller; provided, however, Seller shall not be precluded (on and after 14 days from the date of execution of this letter by Seller) from entertaining any such inquiries or proposals or taking such other action if in the good faith judgment of Seller's Board of Directors a proposal shall be forthcoming which is superior to that of Buyer and if, based upon the written opinion of counsel, the same shall be required under applicable law in the exercise of its fiduciary duties. Seller shall immediately upon receipt of any inquiry or proposal provide Buyer with the identity of such inquirer and a copy of such proposal. In the event that the transaction contemplated hereby does not close because Seller's Board of Directors elects to pursue an offer that it deems to be superior, Seller shall pay Buyer a fee of $475,000. If the transaction does not close for any reason other than the failure of Buyer to close after satisfaction of all conditions precedent, Seller shall reimburse Buyer for all of its expenses.

6. It is understood that either of the parties hereto may, at any time prior to the execution of definitive agreements, withdraw from the transactions contemplated herein without obligation to the other, and that this letter is not a binding or enforceable agreement of either party but is solely intended as a good faith expression of their intentions; provided, however, that the obligation of Seller set forth in Section 5 hereof shall be binding and enforceable against Seller from the date of execution of this letter by Seller until the closing date.

       Other than as set forth in Section 5 hereof, Buyer and Seller will each pay its respective costs and expenses incurred in connection with the transactions contemplated herein.

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     IN WITNESS WHEREOF, this letter has been executed as of this
14th day of November, 1999.


                              GENEVE CORPORATION



                              By: /s/ Edward Netter
                                  -----------------


AGREED TO AND ACKNOWLEDGED BY:


AMERICAN EDUCATIONAL PRODUCTS, INC.



By: _______________________________

Dated: ____________________________